No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2019

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On August 6, 2019, Honda Motor Co., Ltd. filed its consolidated financial statements for the fiscal first quarter ended June 30, 2019 with Financial Services Agency in Japan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Masao Kawaguchi
Masao Kawaguchi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: August 27, 2019

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

June 30, 2019

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Financial Results

Overview of Operating Performance

Honda’s consolidated sales revenue for the three months ended June 30, 2019 decreased by 0.7%, to ¥3,996.2 billion from the same period last year, due mainly to decreased sales revenue in Automobile business, Motorcycle business, Life creation and other businesses operations as well as negative foreign currency effects, which was partially offset by increased sales revenue in Financial services business operations. Operating profit decreased by 15.7%, to ¥252.4 billion from the same period last year, due mainly to increased selling, general and administrative expenses, a decrease in profit attributable to decreased sales revenue and model mix as well as negative foreign currency effects, which was partially offset by continuing cost reduction. Profit before income taxes decreased by 19.1%, to 289.8 billion from the same period last year. Profit for the period attributable to owners of the parent decreased by 29.5%, to ¥172.3 billion from the same period last year.

Business Segments

Motorcycle Business

For the three months ended June 30, 2018 and 2019

	Units (thousands)
	Honda Group Unit Sales*				Consolidated Unit Sales*
	Three months ended Jun. 30, 2018	Three months ended Jun. 30, 2019			Three months ended Jun. 30, 2018	Three months ended Jun. 30, 2019
			Change	%			Change	%
Motorcycle Business	5,352	4,921	(431)	(8.1)	3,615	3,264	(351)	(9.7)
Japan	49	51	2	4.1	49	51	2	4.1
North America	72	74	2	2.8	72	74	2	2.8
Europe	80	84	4	5.0	80	84	4	5.0
Asia	4,840	4,378	(462)	(9.5)	3,103	2,721	(382)	(12.3)
Other Regions	311	334	23	7.4	311	334	23	7.4

*

Honda Group Unit Sales is the total unit sales of completed motorcycle, ATV and side-by-side products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

Sales revenue from external customers decreased by 3.9%, to ¥533.0 billion from the same period last year, due mainly to decreased consolidated unit sales. Operating profit decreased by 24.2%, to ¥69.8 billion from the same period last year, due mainly to a decrease in profit attributable to decreased sales volume and model mix as well as increased selling, general and administrative expenses, which was partially offset by continuing cost reduction.

Automobile Business

For the three months ended June 30, 2018 and 2019

	Units (thousands)
	Honda Group Unit Sales*				Consolidated Unit Sales*
	Three months ended Jun. 30, 2018	Three months ended Jun. 30, 2019			Three months ended Jun. 30, 2018	Three months ended Jun. 30, 2019
			Change	%			Change	%
Automobile Business	1,305	1,321	16	1.2	952	905	(47)	(4.9)
Japan	162	181	19	11.7	145	161	16	11.0
North America	518	495	(23)	(4.4)	518	495	(23)	(4.4)
Europe	42	34	(8)	(19.0)	42	34	(8)	(19.0)
Asia	520	554	34	6.5	184	158	(26)	(14.1)
Other Regions	63	57	(6)	(9.5)	63	57	(6)	(9.5)

*

Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries and sold through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

Sales revenue from external customers decreased by 3.7%, to ¥2,694.4 billion from the same period last year, due mainly to decreased consolidated unit sales. Operating profit decreased by 20.6%, to ¥120.3 billion from the same period last year, due mainly to increased selling, general and administrative expenses as well as a decrease in profit attributable to decreased sale volume and model mix, which was partially offset by continuing cost reduction.

Financial Services Business

Sales revenue from external customers increased by 16.7%, to ¥688.4 billion from the same period last year, due mainly to an increase in revenues on disposition of lease vehicles and operating lease revenues. Operating profit increased by 15.0%, to ¥65.7 billion from the same period last year, due mainly to an increase in profit attributable to increased sales revenue.

Life Creation and Other Businesses

For the three months ended June 30, 2018 and 2019

	Units (thousands)
	Honda Group Unit Sales / Consolidated Unit Sales*
	Three months ended Jun. 30, 2018	Three months ended Jun. 30, 2019
			Change	%
Life Creation Business	1,341	1,280	(61)	(4.5)
Japan	72	74	2	2.8
North America	575	605	30	5.2
Europe	229	198	(31)	(13.5)
Asia	395	347	(48)	(12.2)
Other Regions	70	56	(14)	(20.0)

*

Honda Group Unit Sales is the total unit sales of completed power products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed power products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed power products of Honda and its consolidated subsidiaries. In Life creation business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales since no affiliate and joint venture accounted for using the equity method were involved in the sale of Honda power products.

Sales revenue from external customers decreased by 2.0%, to ¥80.3 billion from the same period last year, due mainly to decreased consolidated unit sales in Life creation business. Operating loss was ¥3.5 billion, an increase of ¥1.9 billion from the same period last year, due mainly a decrease in profit attributable to decreased sales volume and model mix, which was partially offset by decreased selling, general and administrative expenses. In addition, operating loss of aircraft and aircraft engines included in the Life creation and other businesses was ¥9.1 billion, an improvement of ¥0.8 billion from the same period last year.

Cash Flows

Consolidated cash and cash equivalents on June 30, 2019 decreased by ¥102.9 billion from March 31, 2019, to ¥2,391.1 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period last year, are as follows:

Net cash provided by operating activities amounted to ¥195.5 billion of cash inflows. Cash inflows from operating activities decreased by ¥18.8 billion from the same period last year, due mainly to increased payments for parts and raw materials, which was partially offset by decreased payment of income taxes.

Net cash used in investing activities amounted to ¥168.1 billion of cash outflows. Cash outflows from investing activities decreased by ¥75.8 billion from the same period last year, due mainly to decreased payments for acquisitions of other financial assets, which was partially offset by a decrease in proceeds from sales and redemptions of other financial assets.

Net cash used in financing activities amounted to ¥83.8 billion of cash outflows. Cash outflows from financing activities increased by ¥23.4 billion from the same period last year, due mainly to an increase in repayments of financing liabilities, which was partially offset by an increase in proceeds from financing liabilities.

Research and Development

The changes in research and development activities by Honda and its subsidiaries for the three months ended June 30, 2019 are as follows:

Honda and the motorcycle development division of Honda R&D Co., Ltd. were integrated with an aim to transition from the current structure where sales, development, manufacturing and procurement divisions operate independently to a new structure where each process of planning and concept making, development, launch and mass-production of a new product are coordinated closely.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Position

March 31, 2019 and June 30, 2019

		Yen (millions)
Assets	Note	March 31, 2019	June 30, 2019
		unaudited	unaudited
Current assets:
Cash and cash equivalents		¥2,494,121	¥2,391,188
Trade receivables		793,245	771,359
Receivables from financial services		1,951,633	1,892,869
Other financial assets		163,274	151,895
Inventories		1,586,787	1,559,036
Other current assets		358,234	350,061

Total current assets		7,347,294	7,116,408

Non-current assets:
Investments accounted for using the equity method		713,039	736,942
Receivables from financial services		3,453,617	3,385,135
Other financial assets		417,149	432,848
Equipment on operating leases	5	4,448,849	4,408,620
Property, plant and equipment	6	2,981,840	3,132,937
Intangible assets		744,368	754,026
Deferred tax assets		150,318	149,801
Other non-current assets		162,648	189,985

Total non-current assets		13,071,828	13,190,294

Total assets		¥20,419,122	¥20,306,702

		Yen (millions)
Liabilities and Equity	Note	March 31, 2019	June 30, 2019
		unaudited	unaudited
Current liabilities:
Trade payables		¥1,184,882	¥1,054,752
Financing liabilities		3,188,782	3,001,424
Accrued expenses		476,300	442,990
Other financial liabilities		132,910	188,300
Income taxes payable		49,726	57,503
Provisions	7	348,763	311,324
Other current liabilities		599,761	572,437

Total current liabilities		5,981,124	5,628,730

Non-current liabilities:
Financing liabilities		4,142,338	4,171,839
Other financial liabilities		63,689	301,018
Retirement benefit liabilities		398,803	407,055
Provisions	7	220,745	231,858
Deferred tax liabilities		727,411	732,074
Other non-current liabilities		319,222	322,469

Total non-current liabilities		5,872,208	6,166,313

Total liabilities		11,853,332	11,795,043

Equity:
Common stock		86,067	86,067
Capital surplus		171,460	171,538
Treasury stock		(177,827)	(177,751)
Retained earnings		7,973,637	8,096,826
Other components of equity		214,383	70,360

Equity attributable to owners of the parent		8,267,720	8,247,040
Non-controlling interests		298,070	264,619

Total equity		8,565,790	8,511,659

Total liabilities and equity		¥20,419,122	¥20,306,702

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

For the three months ended June 30, 2018 and 2019

		Yen (millions)
	Note	June 30, 2018	June 30, 2019
		unaudited	unaudited
Sales revenue	8	¥4,024,133	¥3,996,253

Operating costs and expenses:
Cost of sales		(3,162,696)	(3,166,483)
Selling, general and administrative		(371,656)	(407,449)
Research and development		(190,398)	(169,852)

Total operating costs and expenses		(3,724,750)	(3,743,784)

Operating profit		299,383	252,469

Share of profit of investments accounted for using the equity method		54,302	44,230

Finance income and finance costs:
Interest income		11,913	14,195
Interest expense		(2,963)	(3,595)
Other, net		(4,353)	(17,488)

Total finance income and finance costs		4,597	(6,888)

Profit before income taxes		358,282	289,811

Income tax expense		(91,560)	(100,219)

Profit for the period		¥266,722	¥189,592

Profit for the period attributable to:
Owners of the parent		244,330	172,302
Non-controlling interests		22,392	17,290

		Yen
		June 30, 2018	June 30, 2019
Earnings per share attributable to owners of the parent
Basic and diluted	11	¥137.75	¥97.92

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

For the three months ended June 30, 2018 and 2019

		Yen (millions)
	Note	June 30, 2018	June 30, 2019
		unaudited	unaudited
Profit for the period		¥266,722	¥189,592

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		—	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		124	(6,348)
Share of other comprehensive income of investments accounted for using the equity method		(1,284)	(825)
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(1)	110
Exchange differences on translating foreign operations		71,534	(129,218)
Share of other comprehensive income of investments accounted for using the equity method		(13,841)	(14,259)

Total other comprehensive income, net of tax		56,532	(150,540)

Comprehensive income for the period		¥323,254	¥39,052

Comprehensive income for the period attributable to:
Owners of the parent		302,588	28,277
Non-controlling interests		20,666	10,775

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity

For the three months ended June 30, 2018 and 2019

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2018 (unaudited)		¥86,067	¥171,118	¥(113,271)	¥7,611,332	¥178,292	¥7,933,538	¥300,557	¥8,234,095
Effect of changes in accounting policy					(46,833)	(208)	(47,041)	6	(47,035)

Adjusted balance as of April 1, 2018		86,067	171,118	(113,271)	7,564,499	178,084	7,886,497	300,563	8,187,060

Comprehensive income for the period
Profit for the period					244,330		244,330	22,392	266,722
Other comprehensive income, net of tax						58,258	58,258	(1,726)	56,532

Total comprehensive income for the period					244,330	58,258	302,588	20,666	323,254
Reclassification to retained earnings					80	(80)	—		—
Transactions with owners and other
Dividends paid	12				(48,013)		(48,013)	(51,861)	(99,874)
Purchases of treasury stock				(43,441)			(43,441)		(43,441)

Total transactions with owners and other				(43,441)	(48,013)		(91,454)	(51,861)	(143,315)

Balance as of June 30, 2018 (unaudited)		¥86,067	¥171,118	¥(156,712)	¥7,760,896	¥236,262	¥8,097,631	¥269,368	¥8,366,999

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2019 (unaudited)		¥86,067	¥171,460	¥(177,827)	¥7,973,637	¥214,383	¥8,267,720	¥298,070	¥8,565,790

Comprehensive income for the period
Profit for the period					172,302		172,302	17,290	189,592
Other comprehensive income, net of tax						(144,025)	(144,025)	(6,515)	(150,540)

Total comprehensive income for the period					172,302	(144,025)	28,277	10,775	39,052
Reclassification to retained earnings					(2)	2	—		—
Transactions with owners and other
Dividends paid	12				(49,287)		(49,287)	(44,226)	(93,513)
Purchases of treasury stock				(3)			(3)		(3)
Disposal of treasury stock				79			79		79
Share-based payment transactions			78				78		78

Total transactions with owners and other			78	76	(49,287)		(49,133)	(44,226)	(93,359)

Other changes					176		176		176

Balance as of June 30, 2019 (unaudited)		¥86,067	¥171,538	¥(177,751)	¥8,096,826	¥70,360	¥8,247,040	¥264,619	¥8,511,659

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

For the three months ended June 30, 2018 and 2019

		Yen (millions)
	Note	June 30, 2018	June 30, 2019
		unaudited	unaudited
Cash flows from operating activities:
Profit before income taxes		¥358,282	¥289,811
Depreciation, amortization and impairment losses excluding equipment on operating leases		186,819	170,016
Share of profit of investments accounted for using the equity method		(54,302)	(44,230)
Finance income and finance costs, net		(39,201)	(9,127)
Interest income and interest costs from financial services, net		(29,870)	(32,344)
Changes in assets and liabilities
Trade receivables		25,256	9,919
Inventories		12,510	(12,930)
Trade payables		(55,189)	(53,045)
Accrued expenses		(42,209)	(34,712)
Provisions and retirement benefit liabilities		(26,241)	10,907
Receivables from financial services		(48,179)	6,582
Equipment on operating leases		(48,399)	(53,086)
Other assets and liabilities		(21,513)	(83,469)
Other, net		158	1,866
Dividends received		23,344	26,632
Interest received		65,751	73,532
Interest paid		(25,757)	(32,873)
Income taxes paid, net of refunds		(66,818)	(37,861)

Net cash provided by operating activities		214,442	195,588

Cash flows from investing activities:
Payments for additions to property, plant and equipment		(144,899)	(97,415)
Payments for additions to and internally developed intangible assets		(37,608)	(58,172)
Proceeds from sales of property, plant and equipment and intangible assets		7,022	7,885
Payments for acquisitions of investments accounted for using the equity method		(2,401)	(2,401)
Payments for acquisitions of other financial assets		(150,294)	(60,055)
Proceeds from sales and redemptions of other financial assets		84,214	42,018

Net cash used in investing activities		(243,966)	(168,140)

Cash flows from financing activities:
Proceeds from short-term financing liabilities		1,882,899	2,049,304
Repayments of short-term financing liabilities		(1,824,528)	(2,318,708)
Proceeds from long-term financing liabilities		267,458	494,872
Repayments of long-term financing liabilities		(253,164)	(219,727)
Dividends paid to owners of the parent		(48,013)	(49,287)
Dividends paid to non-controlling interests		(29,227)	(22,967)
Purchases and sales of treasury stock, net		(43,441)	76
Repayments of lease liabilities		(12,340)	(17,400)
Other, net		—	2

Net cash used in financing activities		(60,356)	(83,835)

Effect of exchange rate changes on cash and cash equivalents		497	(46,546)

Net change in cash and cash equivalents		(89,383)	(102,933)

Cash and cash equivalents at beginning of year		2,256,488	2,494,121

Cash and cash equivalents at end of period		¥2,167,105	¥2,391,188

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(1) Reporting Entity

Honda Motor Co., Ltd. (the “Company”) is a public company domiciled in Japan. The Company and its subsidiaries (collectively “Honda”) develop, manufacture and distribute motorcycles, automobiles, power products and others throughout the world, and also provide financial services to customers and dealers for the sale of those products. Principal manufacturing facilities are located in Japan, the United States of America, Canada, Mexico, the United Kingdom, Turkey, Italy, France, China, India, Indonesia, Malaysia, Thailand, Vietnam, Argentina and Brazil.

(2) Basis of Preparation

 (a) Compliance with Interim Financial Reporting Standards

The condensed consolidated interim financial statements of the Company have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended March 31, 2019, since the condensed consolidated interim financial statements do not include all the information required in the annual consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

 (b) Functional Currency and Presentation Currency

The condensed consolidated interim financial statements are presented in Japanese yen, which is the functional currency of the Company. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen, except when otherwise indicated.

 (c) Use of Estimates and Judgments

The preparation of condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amount of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The condensed consolidated interim financial statements are prepared based on the same judgments and estimations as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2019.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(3) Summary of Significant Accounting Policies

The condensed consolidated interim financial statements are prepared based on the same accounting policies as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2019, except for the changes below.

IFRS 16 “Leases”

Honda has adopted IFRS 16 “Leases” with a date of initial application of April 1, 2019. Honda used the modified retrospective approach, under which the cumulative effect of initial application was recognized as an adjustment to the opening balance of equity at the date of initial application. Therefore, the comparative information has not been restated and continues to be reported under the previous accounting policy.

Previously, Honda determined at contract inception whether an arrangement was or contained a lease under IAS 17 “Leases” and IFRIC 4 “Determining whether an Arrangement contains a Lease”. Honda assesses whether a contract is or contains a lease under IFRS 16 on or after April 1, 2019. Honda applied the practical expedient to grandfather the assessment of which a contract was or contained a lease when applying IFRS 16. Therefore, Honda applied IFRS 16 to all contracts entered into prior to April 1, 2019 and identified as leases under IAS 17 and IFRIC 4.

IFRS 16 introduced a single on-balance lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. In addition, expenses related to leases change from straight-line operating lease expenses to depreciation charge for right-of-use assets and interest expense on lease liabilities. At transition, Honda recognized the lease liabilities for leases previously classified as an operating lease under IAS 17, and measured these liabilities at the present value of the remaining lease payments, discounted using Honda’s incremental borrowing rate as of April 1, 2019. The weighted average rate applied was 1.19%. The right-of-use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of initial application. In addition, Honda applied the following practical expedients when applying IFRS 16.

•	Applied a single discount rate to a portfolio of leases with reasonably similar characteristics.

•

Adjusted the right-of-use assets by the amount of any provision for onerous leases under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” recognized immediately before the date of initial application as an alternative to performing an impairment review.

•	Excluded initial direct costs from the measurement of the right-of-use assets at the date of initial application.

In the condensed consolidated statements of financial position, lease liabilities are included in other financial liabilities and right-of-use assets are included in property, plant and equipment.

Honda recognized additional lease liabilities of ¥272,232 million and total assets, mainly right-of-use assets were recognized approximately in the same amounts in the condensed consolidated statements of financial position as of April 1, 2019.

The difference between the future minimum lease payments under non-cancelable operating leases as of March 31, 2019 disclosed in the consolidated financial statements immediately before the date of initial application, and the lease liabilities recognized as of April 1, 2019 is as follows:

Yen (millions)
Future minimum lease payments under non-cancelable operating leases as of March 31, 2019	115,634
Discounted using the incremental borrowing rate as of April 1, 2019	108,147

Add: Finance lease obligations	62,308
Add: Cancelable operating leases	11,612
Add: Extension options reasonably certain to be exercised	152,473

Lease liabilities recognized as of April 1, 2019	334,540

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(4) Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Life creation and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Life Creation and Other Businesses*	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

Explanatory notes:

*

Power product business has been renamed Life creation business from April 1, 2019. Honda expands the concept of our Power product business and continues pursuing it under a new concept of “Life Creation Business”. This renaming of the business represents our intention to evolve our business as a function to create new value for “mobility” and “daily lives”, which includes our existing Power product business as well as new businesses for the future, including energy business.

   (a) Segment Information

Segment information as of and for the three months ended June 30, 2018 and 2019 is as follows:

As of and for the three months ended June 30, 2018

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥554,907	¥2,797,336	¥589,895	¥81,995	¥4,024,133	¥—	¥4,024,133
Intersegment	—	47,855	3,290	5,847	56,992	(56,992)	—

Total	554,907	2,845,191	593,185	87,842	4,081,125	(56,992)	4,024,133

Segment profit (loss)	¥92,130	¥151,681	¥57,179	¥(1,607)	¥299,383	¥—	¥299,383

Segment assets	¥1,501,577	¥7,930,533	¥9,783,246	¥306,719	¥19,522,075	¥129,729	¥19,651,804
Depreciation and amortization	17,703	164,631	190,329	3,410	376,073	—	376,073
Capital expenditures	9,750	122,615	504,192	2,442	638,999	—	638,999

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

As of and for the three months ended June 30, 2019

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥533,018	¥2,694,478	¥688,401	¥80,356	¥3,996,253	¥—	¥3,996,253
Intersegment	—	55,662	3,624	4,888	64,174	(64,174)	—

Total	533,018	2,750,140	692,025	85,244	4,060,427	(64,174)	3,996,253

Segment profit (loss)	¥69,873	¥120,375	¥65,782	¥(3,561)	¥252,469	¥—	¥252,469

Segment assets	¥1,500,514	¥8,104,744	¥10,076,682	¥338,134	¥20,020,074	¥286,628	¥20,306,702
Depreciation and amortization	17,072	146,891	206,866	3,579	374,408	—	374,408
Capital expenditures	13,552	101,076	576,451	3,058	694,137	—	694,137

Explanatory notes:

1.

Segment profit (loss) of each segment is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

2.

Segment assets of each segment are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.

3.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

4.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of June 30, 2018 and 2019 amounted to ¥417,739 million and ¥551,689 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

   (b) Supplemental Geographical Information

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the three months ended June 30, 2018

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥554,143	¥2,177,299	¥172,979	¥918,723	¥200,989	¥4,024,133	¥—	¥4,024,133
Inter-geographic areas	586,072	136,051	64,262	176,989	2,346	965,720	(965,720)	—

Total	1,140,215	2,313,350	237,241	1,095,712	203,335	4,989,853	(965,720)	4,024,133

Operating profit (loss)	¥14,712	¥110,360	¥7,035	¥122,514	¥22,635	¥277,256	¥22,127	¥299,383

Assets	¥4,373,497	¥11,140,457	¥666,118	¥2,981,065	¥610,157	¥19,771,294	¥(119,490)	¥19,651,804
Non-current assets other than financial instruments and deferred tax assets	¥2,581,488	¥4,707,715	¥97,930	¥666,829	¥144,446	¥8,198,408	¥—	¥8,198,408

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

As of and for the three months ended June 30, 2019

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥594,300	¥2,213,126	¥155,392	¥844,102	¥189,333	¥3,996,253	¥—	¥3,996,253
Inter-geographic areas	556,455	102,919	50,838	175,163	1,943	887,318	(887,318)	—

Total	1,150,755	2,316,045	206,230	1,019,265	191,276	4,883,571	(887,318)	3,996,253

Operating profit (loss)	¥36,672	¥102,701	¥2,600	¥97,961	¥8,479	¥248,413	¥4,056	¥252,469

Assets	¥4,766,236	¥11,200,662	¥639,831	¥3,043,833	¥619,899	¥20,270,461	¥36,241	¥20,306,702
Non-current assets other than financial instruments and deferred tax assets	¥2,922,170	¥4,653,618	¥94,351	¥673,137	¥142,292	¥8,485,568	¥—	¥8,485,568

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Italy, France
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.

Operating profit (loss) of each geographical region is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs.

3.	Assets of each geographical region are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets.

4.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

5.

Reconciling items include elimination of inter-geographic transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of June 30, 2018 and 2019 amounted to ¥417,739 million and ¥551,689 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

(5) Equipment on Operating Leases

The additions to equipment on operating leases for the three months ended June 30, 2018 and 2019 are ¥503,699 million and ¥575,586 million, respectively.

The sales or disposals of equipment on operating leases for the three months ended June 30, 2018 and 2019 are ¥264,856 million and ¥313,409 million, respectively.

(6) Property, Plant and Equipment

The additions to property, plant and equipment for the three months ended June 30, 2018 and 2019 are ¥113,309 million and ¥71,555 million, respectively.

The sales or disposals of property, plant and equipment for the three months ended June 30, 2018 and 2019 are ¥12,063 million and ¥10,462 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(7) Provisions

The components of and changes in provisions for the three months ended June 30, 2019 are as follows:

	Yen (millions)
	Product warranties*	Other	Total
Balance as of April 1, 2019	¥458,482	¥111,026	¥569,508

Provision	¥53,645	¥16,518	¥70,163
Write-offs	(70,284)	(10,428)	(80,712)
Reversal	(3,311)	(494)	(3,805)
Exchange differences on translating foreign operations	(7,888)	(4,084)	(11,972)

Balance as of June 30, 2019	¥430,644	¥112,538	¥543,182

Current liabilities and non-current liabilities of provisions as of March 31, 2019 and June 30, 2019 are as follows:

	Yen (millions)
	As of March 31, 2019	As of June 30, 2019
Current liabilities	¥348,763	¥311,324
Non-current liabilities	220,745	231,858

Total	¥569,508	¥543,182

Explanatory notes:

*

Honda recognizes provisions for product warranties to cover future product warranty expenses. Honda recognizes costs for general warranties on products Honda sells and for specific warranty programs, including product recalls. Honda recognizes general estimated warranty costs at the time products are sold to customers. Honda also recognizes specific estimated warranty program costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. These provisions are estimated based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Provision for product warranties are utilized for expenditures based on the demand from customers and dealers.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(8) Sales Revenue

As stated in Note 4, Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Life creation and other businesses.

The sales revenue disaggregated by geographical markets based on the location of the customer and the reconciliation of the disaggregated revenue with the four reportable segments for the three months ended June 30, 2018 and 2019 are as follows:

For the three months ended June 30, 2018

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥19,626	¥364,777	¥23,906	¥17,595	¥425,904
North America	44,553	1,591,977	264,861	32,436	1,933,827
Europe	51,731	104,736	—	15,481	171,948
Asia	360,516	593,999	26	12,056	966,597
Other Regions	78,481	136,183	—	4,427	219,091

Total	¥554,907	¥2,791,672	¥288,793	¥81,995	¥3,717,367

Revenue arising from the other sources*	—	5,664	301,102	—	306,766

Total	¥554,907	¥2,797,336	¥589,895	¥81,995	¥4,024,133

Explanatory notes:

*	Revenue arising from the other sources primarily includes lease revenues recognized under IAS 17 and interest recognized under IFRS 9.

For the three months ended June 30, 2019

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥18,490	¥393,752	¥28,995	¥19,694	¥460,931
North America	48,734	1,537,646	325,564	33,831	1,945,775
Europe	47,822	92,409	—	13,477	153,708
Asia	338,200	549,878	3	10,065	898,146
Other Regions	79,771	120,178	—	3,289	203,238

Total	¥533,017	¥2,693,863	¥354,562	¥80,356	¥3,661,798

Revenue arising from the other sources*	1	615	333,839	—	334,455

Total	¥533,018	¥2,694,478	¥688,401	¥80,356	¥3,996,253

Explanatory notes:

*	Revenue arising from the other sources primarily includes lease revenues recognized under IFRS 16 and interest recognized under IFRS 9.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(9) Fair Value

(a) Definition of Fair Value Hierarchy

Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest input that is significant to the fair value measurement in its entirety. Honda recognizes the transfers between the levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(b) Method of Fair Value Measurement

The fair values of assets and liabilities are determined based on relevant market information and through the use of an appropriate valuation method.

The measurement methods and assumptions used in the measurement of assets and liabilities are as follows:

(Cash and cash equivalents, trade receivables and trade payables)

The fair values approximate their carrying amounts due to their short-term maturities.

(Receivables from financial services)

The fair value of receivables from financial services is measured primarily by discounting future cash flows using the current interest rates applicable for these receivables of similar remaining maturities. Fair value measurement for receivables from financial services is classified as Level 3.

(Debt securities)

Debt securities consist mainly of mutual funds, corporate bonds, local bonds and auction rate securities.

The fair value of mutual funds with an active market is measured by using quoted market prices. Fair value measurement for mutual funds with an active market is classified as Level 1.

The fair values of corporate bonds and local bonds are measured based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. Fair value measurements for corporate bonds and local bonds are classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

The subsidiary’s auction rate securities are A to AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and the United States government, and guaranteed at approximately 95% by the United States government. To measure fair value of auction rate securities, Honda uses a third-party-developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

(Equity securities)

The fair value of equity securities with an active market is measured by using quoted market prices. Fair value measurement for equity securities with an active market is classified as Level 1.

The fair value of equity securities with no active market is measured mainly by using the comparable company valuation method and other appropriate valuation methods. Fair value measurement for equity securities with no active market is classified as Level 3. In addition, in the case that cost represents the best estimate of fair value, fair value for the equity securities with no active market is measured at cost.

Price book-value ratio (PBR) of a comparable company are used as a significant unobservable input in the fair value measurement of equity securities classified as Level 3. The fair value increases (decreases) as PBR of a comparable company rise (decline). Such fair value measurements are conducted in accordance with the group accounting policy approved by the appropriate person of authority and based upon valuation methods determined by personnel in accounting divisions of Honda.

(Derivatives)

Derivatives consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements and interest rate swap agreements.

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are measured by using market observable inputs such as spot exchange rates, discount rates and implied volatility. The fair values of currency swap agreements and interest rate swap agreements are measured by discounting future cash flows using market observable inputs such as LIBOR rates, swap rates, and foreign exchange rates. Fair value measurements for these derivatives are classified as Level 2.

The credit risk of the counterparties is considered in the valuation of derivatives.

(Financing liabilities)

The fair value of financing liabilities is measured by discounting future cash flows using interest rates currently available for liabilities of similar terms and remaining maturities. Fair value measurement of financing liabilities is mainly classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(c) Assets and Liabilities Measured at Fair Value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2019 and June 30, 2019 consist of the following:

	Yen (millions)
As of March 31, 2019	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥12,233	¥—	¥12,233
Interest rate instruments	—	34,164	—	34,164

Total	—	46,397	—	46,397

Debt securities	21,090	31,551	5,439	58,080
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	10,495	—	10,495
Equity securities	108,879	—	98,156	207,035

Total	¥129,969	¥88,443	¥103,595	¥322,007

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥35,449	¥—	¥35,449
Interest rate instruments	—	34,042	—	34,042

Total	—	69,491	—	69,491

Total	¥—	¥69,491	¥—	¥69,491

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2019.

	Yen (millions)
As of June 30, 2019	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥16,743	¥—	¥16,743
Interest rate instruments	—	36,813	—	36,813

Total	—	53,556	—	53,556

Debt securities	20,696	33,553	5,174	59,423
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	8,533	—	8,533
Equity securities	102,102	—	99,951	202,053

Total	¥122,798	¥95,642	¥105,125	¥323,565

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥36,434	¥—	¥36,434
Interest rate instruments	—	41,950	—	41,950

Total	—	78,384	—	78,384

Total	¥—	¥78,384	¥—	¥78,384

There were no transfers between Level 1 and Level 2 for the three months ended June 30, 2019.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

There were no significant effects of the measurements on profit or loss or other comprehensive income in Level 3 assets and liabilities measured at fair value on a recurring basis for the three months ended June 30, 2019.

(d) Financial Assets and Financial Liabilities measured at amortized cost

The carrying amounts and fair values of financial assets and financial liabilities measured at amortized cost as of March 31, 2019 and June 30, 2019 are as follows:

	Yen (millions)
	As of March 31, 2019		As of June 30, 2019
	Carrying amount	Fair value	Carrying amount	Fair value
Receivables from financial services	¥5,405,250	¥5,417,297	¥5,278,004	¥5,315,373
Debt securities	54,964	54,952	61,362	61,367
Financing liabilities	7,331,120	7,355,632	7,173,263	7,221,201

The table does not include financial assets and financial liabilities measured at amortized cost whose fair values approximate their carrying amounts.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(10) Contingent Liabilities

Claims and Lawsuits

Honda is subject to potential liability under various lawsuits and claims. Honda recognizes a provision for loss contingencies when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recognized for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel.

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and provision. Punitive damages are claimed in certain of these lawsuits.

After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position or results of operations.

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

For the related civil lawsuits mainly in the Unites States, Honda did not recognize a provision for loss contingencies because the conditions for a provision have not been met as of the date of this report. Therefore, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report because there are some uncertainties, such as the period when these lawsuits will be concluded.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(11) Earnings Per Share

Earnings per share attributable to owners of the parent for the three months ended June 30, 2018 and 2019 are calculated based on the following information. There were no dilutive potential common shares outstanding for the three months ended June 30, 2018 and 2019.

	2018	2019
Profit for the period attributable to owners of the parent (millions of yen)	¥244,330	¥172,302
Weighted average number of common shares outstanding, basic (shares)	1,773,751,970	1,759,566,817
Basic earnings per share attributable to owners of the parent (yen)	¥137.75	¥97.92

(12) Dividend

(a) Dividend payout

For the three months ended June 30, 2018

Resolution	The Board of Directors Meeting on April 27, 2018
Type of shares	Common shares
Total amount of dividends (millions of yen)	48,013
Dividend per share (yen)	27.00
Record date	March 31, 2018
Effective date	May 30, 2018

For the three months ended June 30, 2019

Resolution	The Board of Directors Meeting on May 8, 2019
Type of shares	Common shares
Total amount of dividends (millions of yen)	49,287
Dividend per share (yen)	28.00
Record date	March 31, 2019
Effective date	June 3, 2019

(b) Dividends payable of which record date was in the three months ended June 30, 2019, effective after the period

Resolution	The Board of Directors Meeting on August 2, 2019
Type of shares	Common shares
Resource for dividend	Retained earnings
Total amount of dividends (millions of yen)	49,287
Dividend per share (yen)	28.00
Record date	June 30, 2019
Effective date	August 30, 2019

(13) Approval of Release of Condensed Consolidated Interim Financial Statements

The release of the condensed consolidated interim financial statements was approved by Takahiro Hachigo, President and Representative Director, Chief Executive Officer and Kohei Takeuchi, Senior Managing Director and Chief Financial Officer on August 6, 2019.